Exhibit (a)(1)(B)

Form of Announcement Email to All Employees

From:	Garry Menzel
Subject:	TCR2 Therapeutics Stock Option Exchange Program
To:	All Employees
Date:	October 19, 2022

TRuCers,

I am pleased to share with you that our Board of Directors has approved a voluntary stock option exchange program that will begin today, October 19, 2022. Please join me at the company meeting at 12 PM to learn more.

Equity in TCR2, granted in the form of stock options or restricted stock units (RSUs), is a critical component of your total rewards package. This aligns you with other shareholders as an owner in TCR2 and allows you to share in our progress. While our ultimate measure of progress is saving the lives of people with cancer, equity ownership may also give you the opportunity to benefit from your hard work and commitment through potential increases in the value of our stock. Due to the significant decline of the biotechnology index and our stock price over the past two years, many of you now hold stock options with exercise prices significantly higher than the current market price of our common stock. These are known as “underwater” stock options and we recognize the negative impact they can have on motivation.

Therefore, later today TCR2 will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) summarizing the terms of this exchange program. The offer will allow certain employees who hold stock options with an exercise price of $10.00 or more the ability to exchange some or all of these options for fewer restricted stock units (RSUs). The RSUs will be approximately equal in value from an accounting standpoint. Please note that until the Tender Offer Statement is filed with the SEC, the exchange program remains confidential and you should not disclose the existence of the exchange program to anyone outside of TCR2.

The offer to exchange (which is called a “tender offer”) is open from October 19, 2022, until 11:59 p.m., Eastern Time on November 16, 2022.

If you hold stock options with an exercise price of $10.00 or more, you will receive an email this afternoon from Sarah Sardella with details and instructions on how to participate in this exchange opportunity. If you have any questions, please reach out to AskHR@tcr2.com.

I’m grateful to the Board for their understanding of current market conditions and their desire to restore incentives for achieving TCR2’s long-term success. On behalf of the Board and the ECM, we sincerely thank you for all you are doing for TCR2 and our patients.

Garry

This communication does not constitute an offer to holders of TCR2 Therapeutics Inc.’s outstanding stock options to exchange those options. Persons who are eligible to participate in any such program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the program and the related tender offer. TCR2 will file the Tender Offer Statement on Schedule TO with the SEC at the close of business today. TCR2 stockholders and option holders will be able to obtain these written materials and other documents filed by TCR2 with the SEC at https://investors.tcr2.com/sec-filings or from the SEC’s website at www.sec.gov.